2026 3. Each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit. GOGORO INC.  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  Signature________________________________ Signature, if held jointly___________________________________ Date__________, 2026 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. Please mark your votes like this X YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 204874 Gogoro Proxy Card - Front 2026 Annual Meeting of Shareholders April 28, 2026, 09:30 A.M. Taipei time This Proxy is Solicited On Behalf Of The Board Of Directors Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided CONTROL NUMBER 1. The Company’s authorized share capital be increased: FROM: US$50,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.002 each, and 50,000,000 preference shares of a nominal or par value of US$0.0001 each; TO: US$120,000 divided into 60,000,000 ordinary shares of a nominal or par value of US$0.002 each, and 50,000,000 preference shares of a nominal or par value of US$0.0001 each. 2. The adjournment of the AGM by the chairman of the AGM, if necessary, to solicit additional proxies if there are insufficient votes at the time of the AGM to approve any of the resolutions to be considered and passed at the AGM be approved. FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2 AND 3.

2026 GOGORO INC. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS 204874 Gogoro Proxy Card - Back The undersigned appoints ________________ and ________________, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Gogoro Inc. held of record by the undersigned at the close of business on March 13, 2026 (Eastern Standard Time) at the Annual General Meeting of Shareholders of Gogoro Inc. to be held on April 28, 2026, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1, PROPOSAL 2 AND PROPOSAL 3, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. * A proxy need not be a shareholder of the Gogoro Inc. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which Mr. Tamon Tseng of Gogoro Inc., the Chairman of the meeting, will be appointed as your proxy. (Continued and to be marked, dated and signed, on the other side)  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED 